

February 24, 2021

Eifion Jones
Senior Vice President and Chief Financial Officer
Hayward Holdings, Inc.
400 Connell Drive
Suite 6100
Berkeley Heights, NJ 07922

> **Re: Hayward Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 17, 2021**
> **File No. 333-253184**

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 17, 2021

Prospectus Summary
Summary Consolidated Financial and Other Data, page 22

1. Please tell us your consideration to provide pro forma per share information giving effect to the number of shares whose proceeds will be used to pay the Special Dividend to Class A common shareholders. Refer to SAB Topic 1.B.3. Also, as you are presenting pro forma EPS, which gives effect to the reclassification of both Class A and Class B shares to common stock, consider revising your reference to pro forma earnings per Class B common share.

Notes to Consolidated Financial Statements
16. Stock-based Compensation, page F-30

2.   You state in response to comment 21 in your January 20, 2021 letter that once you have established an estimated price range per share for the offering, you will advise us whether the performance conditions for certain awards are likely to be satisfied following this offering. Please tell us whether the performance conditions for your Performance-Based options and restricted stock awards is deemed probable. If so, tell us the number of awards that you anticipate will vest and disclose the estimated compensation expense, both here and in the forepart of the filing, that will be recorded in connection with this offering. Also, tell us your consideration to include the impact from the vesting of these awards in both the numerator and denominator of your pro forma EPS calculations. Refer to Rule 11-01(a)(8) of Regulation S-X.

21. Subsequent Events, page F-38

3.   We note from your response to comment 20 to your January 20, 2021 letter that you granted both time-based and performance-based options in fiscal 2021. Please revise to include a discussion of these grants as well as any other share-based compensation awards made since December 31, 2020. Include in your disclosures the expected impact such awards will have on stock-based compensation expense in future periods, if material. Refer to ASC 855-10-50-2b.

    You may contact Brittany Ebbertt, Senior Staff Accountant at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney at (202) 551-6711 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc: Rachel Phillips